June 10, 2008
Todd Schiffman
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 04561
100 F Street, N.E.
Washington, D.C. 20549

Re:	National City Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
File Number 1-10074

Dear Mr. Schiffman:
          We write in response to the Securities and Exchange Commission Staff’s letter, dated June 6, 2008, containing comments on the above-captioned material.
          For convenience, each response follows the text of the comment to which it relates.
1.	We note the Wall Street Journal article date June 6, 2008 which references a Memorandum of Understanding between National City and the Office of the Comptroller of the Currency. In this regard, please tell us what consideration has been given to disclosure of the existence of the Memorandum of Understanding, including a summary of its terms, the circumstances that gave rise to the agreement, the potential impact of the agreement on your future operations, the consequences of any failure to comply, and any actions that have been taken to comply with such terms. If a determination is made that disclosure is not required, your response letter should advise us in reasonable detail of the basis for your position.

As indicated in our letter of May 16, 2008, responding to your letter of May 9, 2008, National City previously considered the need to disclose the existence of agreements with its regulators. In so doing National City considered the existence of Memoranda of Understanding with the Board of Governors of the Federal Reserve System (“Federal Reserve”) and the Office of the Comptroller of the Currency (“OCC”). Consistent with its obligations under applicable securities and banking laws, National City made certain disclosures in its Quarterly Report

Todd Schiffman
Securities and Exchange Commission	-2-
on Form 10-Q, filed on May 12, 2008, addressing the heightened regulatory scrutiny under which it was operating and the implications thereof. National City also determined that an explicit statement of the existence of the Memoranda of Understanding was neither required nor permissible without regulatory approval. However, in light of the severe breach of confidentiality evidenced by the June 6 Wall Street Journal article, and in order to correct misinformation about National City in the market, National City sought the permission of the Federal Reserve and the OCC to disclose the existence of the Memoranda of Understanding. Such permission was granted and, prior to today’s market open, National City issued a press release, a copy of which is enclosed for your convenience.

2.	Similarly, even though not formally addressed in an agreement or formal regulatory action, if you are aware of any current recommendations by any regulatory authorities which, if implemented, are reasonably likely to have a material effect on liquidity, capital resources, or future operating results, please provide appropriate disclosure. Otherwise, if you believe that disclosure is not required, tell us the basis for your position.

Please see the response to Comment 1 above.
* * *

Todd Schiffman
Securities and Exchange Commission	-3-
          If the Staff should have any questions concerning the foregoing or the enclosed, please do not hesitate to contact me at (216) 222-2262 or my colleague Linda Erkkila at (216) 222-2227. Please send any correspondence relating to the foregoing or the enclosed to my and her attention at the following facsimile numbers: (216) 222-2860 and (216) 222-3332.
Very truly yours,
/s/ Jeffrey D. Kelly
Jeffrey D. Kelly
(Enclosure)

cc:	H. Rodgin Cohen Donald J. Toumey C. Andrew Gerlach (Sullivan & Cromwell LLP)

Investor Contact:	Media Contact:
Jill Hennessey	Kristen Baird Adams
216-222-9253	216-222-8202
Jill.hennessey@nationalcity.com	Kristen.bairdadams@nationalcity.com
NATIONAL CITY ISSUES STATEMENT IN RESPONSE TO MEDIA
COVERAGE
CLEVELAND, Ohio, June 10, 2008 — Today, National City Corporation (NYSE: NCC) Chairman, President and CEO Peter E. Raskind issued the following statement in response to recent media coverage regarding regulatory matters:
“Generally, the relationship between a bank and its regulators is characterized by confidentiality. Unfortunately, however, someone has breached the confidential relationship between National City and our regulators. Given the potential concerns and misunderstandings that this breach could cause for our many stakeholders, we can confirm that National City entered into Memoranda of Understanding with the Office of the Comptroller of the Currency and the Federal Reserve Bank of Cleveland on May 5 and April 29, 2008, respectively. These MOU’s address the issues of capital management, risk management, asset quality and liquidity management which have already been publicly disclosed and discussed, including in our most recent 10-Q filing. There have been no material developments since our capital raise, and the MOU’s focus on issues that existed at the time of the capital raise. Further, the MOU’s have no material impact on our ability to serve our customers and communities. Respecting the nature of the bank/regulator relationship and applicable legal requirements, we will not release the actual language of the MOU documents.
Following our recent $7 billion capital raise, National City has the highest Tier 1 capital ratio among large banks in the United States. Our debt ratings are solidly investment grade and stable. We stand ready to serve our customers and communities with confidence, and we are determined to rebuild value for our stockholders.”
About National City
National City Corporation (NYSE: NCC), headquartered in Cleveland, Ohio, is one of the nation’s largest financial holding companies. The company operates through an extensive banking network primarily in Ohio, Florida, Illinois, Indiana, Kentucky, Michigan, Missouri, Pennsylvania and Wisconsin, and also serves customers in selected markets nationally. Its core businesses include commercial and retail banking, mortgage financing and servicing, consumer finance and asset management. For more information about National City, visit the company’s Web site at www.nationalcity.com.